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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 24 2010

Washington, DC
120

SEC FILE NUMBER
8 - 67907

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/14/08 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SANTA RITA PARTNERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1875 CENTURY PARK EAST, SUITE 1860
(No. And Street)

LOS ANGELES (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE HERATY (310) 203-3059
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PKF
(Name - *if individual state last, first, middle name*)

2020 CAMINO DEL RIO N., STE. 500 (Address) SAN DIEGO (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVE HERATY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SANTA RITA PARTNERS, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steve B. Heraty
Signature

PRESIDENT
Title

See Attached. 1-22-10

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____
2 ____
3 ____
4 ____
5 ____
6 ____

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on this 22nd (Date) day of January (Month), 2010 (Year), by

(1) Steve B. Heraty (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Christine Garcia
Signature of Notary Public

CHRISTINE GARCIA
COMM. #1757216
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Commission Expires
AUGUST 12, 2011
CSC1 CSC1

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SANTA RITA PARTNERS, INC.
ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5
FOR THE PERIOD FROM FEBRUARY 14, 2008 (INCEPTION)
TO DECEMBER 31, 2008 AND FOR THE YEAR ENDED
DECEMBER 31, 2009
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

SANTA RITA PARTNERS, INC.

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Santa Rita Partners, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Santa Rita Partners, Inc. (the "Company") for the year ended to December 31, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the period from February 14, 2008 (inception) to December 31, 2008 and for the year ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that were plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Santa Rita Partners, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the period from February 14, 2008 (inception) to December 31, 2008 and for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 8 through 10 is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Diego, California
February 16, 2010

PKF
PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

SANTA RITA PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 12,106
Prepaid expenses	772
Total current assets	$ 12,878

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued liabilities	$ 250
Total current liabilities	250
CONTINGENCIES (Note 4)	
STOCKHOLDERS' EQUITY	
Common stock; $1 par value	
Authorized shares - 26,185	
Outstanding shares - 26,185	26,185
Additional paid-in-capital	21,765
Accumulated deficit	(35,322)
Total stockholders' equity	12,628
Total liabilities and stockholders' equity	$ 12,878

The accompanying notes are an integral part of these financial statements.

SANTA RITA PARTNERS, INC.
STATEMENTS OF OPERATIONS
For the Period from February 14, 2008 (inception) to December 31, 2008
and for the Year Ended December 31, 2009

	2009	2008
Revenues:		
Private placement fees	$ 6,500	$ -
Refunds-Allowances	200	-
Interest	86	-
Total revenues	6,786	-
Expenses:		
Outside services	9,014	15,600
Taxes, licenses, and registration fees	4,028	4,415
Travel and entertainment	2,548	434
Office supplies and printing	1,532	1,000
Other	981	900
Insurance	364	346
Occupancy	-	500
Education and training	-	446
Total expenses	18,467	23,641
Net loss	$ (11,681)	$ (23,641)

The accompanying notes are an integral part of these financial statements.

SANTA RITA PARTNERS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Period from February 14, 2008 (inception) to December 31, 2008
and for the Year Ended December 31, 2009

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance at February 14, 2008	-	$ -	$ -	$ -	$ -
Capital contributions	100	100	-	-	100
Capital contributions for shares to be issued	-	-	31,670	-	31,670
Net loss	-	-	-	(23,641)	(23,641)
Balance at December 31, 2008	100	100	31,670	(23,641)	8,129
Capital contributions	-	-	16,180	-	16,180
Shares issued	26,085	26,085	(26,085)	-	-
Net loss	-	-	-	(11,681)	(11,681)
Balance at December 31, 2009	26,185	$ 26,185	$ 21,765	$ (35,322)	$ 12,628

The accompanying notes are an integral part of these financial statements.

SANTA RITA PARTNERS, INC.
STATEMENTS OF CASH FLOWS
For the Period from February 14, 2008 (inception) to December 31, 2008
and for the Year Ended December 31, 2009

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (11,681)	$ (23,641)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in assets:		
Prepaid expenses	(772)	-
Increase in liabilities:		
Other accrued liabilities	250	-
Net cash used in operating activities	(12,203)	(23,641)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	16,180	31,770
Net cash provided by financing activities	16,180	31,770
Net increase in cash and cash equivalents	3,977	8,129
Cash and cash equivalents at beginning of period	8,129	-
Cash and cash equivalents at end of period	$ 12,106	$ 8,129
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Taxes	$ -	$ -
Interest	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Santa Rita Partners, Inc. (the "Company") was incorporated in California on February 14, 2008. The Company formally began doing business on November 12, 2008 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i). To maintain this exemption, the Company does not hold customer funds and/or securities. The Company intends to provide private placement of securities.

NOTE 2 - ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Private placement fees are recognized when earned.

Income Taxes

The Company has adopted the application of uncertain tax positions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes,* for its current year. The standard addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2009, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2009, the Company has no accrued interest or penalties related to uncertain tax positions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

NOTE 2 - ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company maintains its bank accounts at financial institutions located in California. The Federal Deposit Insurance Corporation (FDIC) insures accounts at each of these banks up to $250,000 at December 31, 2009. As of December 31, 2009, the Company's cash accounts did not exceed the FDIC insurance limits. The Company has not experienced any losses in such cash accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness ($17 at December 31, 2009), whichever is higher. At December 31, 2009, the Company had net capital of $6,848 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 0.02 to 1.

NOTE 4 - CONTINGENCIES

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 5 - SUBSEQUENT EVENTS

In September 2009, the owner of the Company signed a sale agreement whereby the Company would be sold to Power Research Corp. (Purchaser). The Purchaser initially acquired 20% of the Company with the intention to purchase the remaining 80% of the Company in March 2010. The Purchaser must notify FINRA of their intention at least 30 days in advance of the final transaction.

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 16, 2010

SUPPLEMENTARY INFORMATION

SANTA RITA PARTNERS, INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

NET CAPITAL	
Total stockholders' equity	$ 12,628
Less non-allowable assets:	
Other assets	(772)
Non-allowable assets	(772)
Less: Other deductions and/or charges	-
Net capital before charges on security positions	11,856
Less haircuts on security positions:	
Cash equivalents	(8)
Net capital	$ 11,848
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital in excess of amount required	$ 6,848
Aggregate indebtedness	$ 250
Ratio of aggregate indebtedness to net capital	0.02 to 1

Note: There are no material differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of December 31, 2009.

SANTA RITA PARTNERS, INC.
COMPUTATION OF RESERVE REQUIREMENTS
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

A computation of reserve requirement is not applicable to Santa Rita Partners, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

SANTA RITA PARTNERS, INC.
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Information relating to possession or control requirements is not applicable to Santa Rita Partners, Inc., as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(i).

PKF
Certified Public Accountants
A Professional Corporation

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholders of
Santa Rita Partners, Inc.
San Diego, California

In planning and performing our audit of the financial statements of Santa Rita Partners, Inc., (the "Company") as of December 31, 2009, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be a significant deficiency under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we consider to be a significant deficiency as defined above.

As a result of the Company's size, the assignment of job responsibilities within the accounting department does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of the stockholders, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
February 16, 2010

PKF
Certified Public Accountants
A Professional Corporation